

Columbia
Property Trust







Supplemental Information   **Q2 2013**

Forward Looking Statements:

This supplemental package contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this supplemental package is published, and which are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other owners and operators of real estate); adverse economic or real estate developments in the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in foreign, domestic and local economies, changes in interest rates; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements see our Annual Report on Form 10-K for the year ended December 31, 2012.

On the Cover: Top Left - 333 Market Street in San Francisco, CA; Top Right - 5 Houston in Houston, TX; Bottom - Market Square in Washington D.C.

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

E. Nelson Mills	**James A. Fleming**	**Randy Fretz**
Chief Executive Officer, President	Executive Vice President	Senior Vice President
and Director	Chief Financial Officer	Corporate Secretary
Drew Cunningham	**Kevin Hoover**	**Wendy Gill**
Senior Vice President	Senior Vice President	Senior Vice President
Real Estate Operations	Real Estate Transactions	Corporate Operations and
		Chief Accounting Officer

Board of Directors

John L. Dixon	**E. Nelson Mills**	**Richard W. Carpenter**
Independent Director - Chairman	President and Director	Independent Director
	Chief Executive Officer	
Bud Carter	**Charles R. Brown**	**George W. Sands**
Independent Director	Independent Director	Independent Director
	Neil H. Strickland	
	Independent Director	

Corporate Counsel

DLA Piper
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
t 1 919 786 2000

Analyst and Institutional Contact

James A. Fleming
Executive Vice President - Chief Financial Officer
t 404-465-2126
Jim.Fleming@columbiapropertytrust.com

Jed Linsider
Vice President - Strategy & Finance
t 404-465-2225
Jed.Linsider@columbiapropertytrust.com

Retail Investor Relations

t 800-557-4830
f 770-243-8198
investor.relations
@columbiapropertytrust.com

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary markets nationwide. As of June 30, 2013, the Company owned controlling interests in 60 office properties and one hotel, which include 82 operational buildings. These properties are comprised of approximately 20.8 million square feet of commercial space and are located in 19 states, and the District of Columbia. Of the office properties, 59 are wholly owned and one is owned through a consolidated subsidiary. As of June 30, 2013, the office properties were approximately 93.0% leased. The company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

Select Portfolio Statistics	As of 6/30/2013
Number of Properties / Buildings	61 / 82
Office Rentable Square Footage (in thousands)	20,475
Percent Leased	93.0%
Number of Properties Single / Multi-Tenant (1)	39 / 21
Office Percentage of Portfolio (2)	99.0%
Numbers of MSAs / States (3)	25 / 20
Percentage of ALR from Top-10 Markets	80.0%
Percentage of Portfolio CBD / Suburban (2) (3)	44% / 56%
Weighted Average Tenant Credit Rating (4)	A-
Weighted Average Lease Term Remaining (2)	6.4 Years
Weighted Average Building Age (2) (5)	15.5 Years
Leasing Activity (square feet)	**2nd Qtr 2013**
New Leases	24,202
Renewal Leases	606,282
Balance Sheet ($ in thousands)	
Gross Real Estate Assets (6)	$5,703,025
Total Gross Debt	1,659,245
Total Gross Debt / Gross Real Estate Assets	29.09%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	97

(1) Excludes Cleveland Marriot at Key Center.

(2) Based on Annualized Lease Revenue (ALR).

(3) Includes Washington D.C.

(4) Based on rated tenants.

(5) Based on year built or year of major renovation.

(6) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

Unaudited ($ in thousands except for per share data)

			Three Months Ended		
Operating Information	**6/30/2013**	**3/31/2013**	**12/31/2012**	**9/30/2012**	**6/30/2012**
Percent Leased	93.0%	93.3%	92.9%	91.7%	92.2%
Rental Income	116,949	115,121	109,665	107,355	109,857
Total Revenues	149,220	145,795	143,273	144,707	140,972
Straight Line Rent	6,528	6,593	6,238	3,949	36
Cash NOI	92,938	88,865	88,832	90,609	97,567
EBITDA	91,929	86,042	80,167	85,179	86,528
Normalized FFO	73,536	67,986	62,689	67,648	69,043
Normalized FFO per Share	0.14	0.12	0.11	0.12	0.13
AFFO	44,602	50,594	40,883	32,114	60,055
AFFO per Share	0.08	0.09	0.07	0.06	0.11
Gross Dividends	51,384	51,646	51,879	68,157	68,030
Dividends per Share	0.095	0.095	0.095	0.125	0.125
Balance Sheet Information					
Gross Real Estate Assets (1)	5,703,025	5,695,221	5,763,002	5,666,216	5,704,101
Total Assets	5,603,439	5,639,815	5,730,949	5,620,168	5,658,766
Net Debt (2)	1,596,382	1,564,053	1,596,639	1,416,979	1,397,215
Total Liabilities	2,473,094	2,466,054	2,467,443	2,309,925	2,284,416
Ratios					
NOI Margin (3)	62.0%	62.7%	61.0%	61.8%	61.8%
Fixed Charge Coverage Ratio (4)	3.31	3.09	3.11	3.61	3.68
Net Debt to EBITDA (5)	4.34	4.54	4.98	4.16	4.04
Normalized FFO Payout Ratio (6)	69.9%	76.0%	82.8%	100.8%	98.5%
AFFO Payout Ratio (7)	115.2%	102.1%	126.9%	212.2%	113.3%

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(2) Net debt is calculated as the total principal amount of debt outstanding minus cash and cash equivalents.
(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues including continuing and discontinued operations.
(4) Fixed charge coverage is calculated as EBITDA divided by the sum of interest expense, principal amortization, capitalized interest and preferred dividends. Columbia had no capitalized interest or preferred dividends during any of the periods presented.
(5) EBITDA is annualized for the purposes of this calculation.
(6) Calculated as gross dividends for the quarter divided by FFO for the quarter.
(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.

NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 8 & 10. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found on page 19.

Unaudited (in thousands)

		Three Months Ended			
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Assets:					
Real estate assets, at cost:					
Land	$ 786,336	$ 786,336	$ 789,237	$ 700,476	$ 704,336
Buildings and improvements	4,005,432	3,987,839	4,048,552	3,993,553	3,994,616
Buildings and improvements, accumulated depreciation	(635,280)	(604,698)	(580,334)	(600,396)	(570,137)
Intangible lease asset	650,168	654,028	657,300	680,702	705,600
Intangible lease asset, accumulated amortization	(332,936)	(324,908)	(315,840)	(337,726)	(348,145)
Construction in progress	6,781	12,417	12,680	15,429	9,859
Total real estate assets	$ 4,480,501	$ 4,511,014	$ 4,611,595	$ 4,452,038	$ 4,496,129
Cash and cash equivalents	61,667	68,623	53,657	48,436	60,618
Tenant receivables, net of allowance for doubtful accounts	139,473	134,640	134,099	134,564	127,915
Prepaid expenses and other assets	33,208	35,125	29,373	32,074	29,596
Deferred financing costs, less accumulated amortization	8,952	9,624	10,490	10,285	10,967
Intangible lease origination costs	434,767	436,426	437,857	437,679	452,236
Intangible lease origination costs, accumulated amortization	(247,781)	(239,422)	(230,930)	(240,171)	(244,090)
Deferred lease costs	135,771	124,700	123,030	125,066	105,187
Deferred lease costs, accumulated amortization	(29,119)	(26,915)	(24,222)	(25,803)	(25,792)
Investment in development authority bonds	586,000	586,000	586,000	646,000	646,000
Total assets	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168	$ 5,658,766
Liabilities:					
Line of credit and notes payable	$ 1,409,245	$ 1,383,935	$ 1,401,618	$ 1,216,800	$ 1,209,281
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(1,196)	(1,259)	(1,322)	(1,385)	(1,448)
Accounts payable, accrued expenses, and accrued capital expenditures	97,929	99,704	102,858	91,533	68,508
Due to affiliates	18,006	27,081	1,920	1,661	1,587
Deferred income	22,243	26,021	28,071	28,489	30,182
Intangible lease liabilities	180,459	181,825	182,624	161,623	162,546
Intangible lease liabilities, accumulated amortization	(89,592)	(87,253)	(84,326)	(84,796)	(82,240)
Obligations under capital leases	586,000	586,000	586,000	646,000	646,000
Total liabilities	$ 2,473,094	$ 2,466,054	$ 2,467,443	$ 2,309,925	$ 2,284,416
Redeemable common stock (1)	121,752	159,507	99,526	129,033	151,455
Equity:					
Common stock	5,423	5,447	5,476	5,489	5,473
Additional paid in capital	4,867,077	4,881,854	4,897,782	4,905,058	4,892,690
Cumulative distributions in excess of earnings	(1,739,568)	(1,708,785)	(1,634,531)	(1,594,505)	(1,520,489)
Redeemable common stock	(121,752)	(159,507)	(99,526)	(129,033)	(151,455)
Other comprehensive loss	(2,587)	(4,755)	(5,221)	(5,799)	(3,324)
Total Columbia Property Trust, Inc. equity	$ 3,008,593	$ 3,014,254	$ 3,163,980	$ 3,181,210	$ 3,222,895
Total liabilities, redeemable common stock and equity	$ 5,603,439	$ 5,639,815	$ 5,730,949	$ 5,620,168	$ 5,658,766

(1) See Annual Report on Form 10-k for the year ended December 31, 2012 for a description of redeemable common stock. Columbia's Share Redemption Program was terminated effective 7/31/2013 removing the contingent obligation of redeemable common stock on a go-forward basis.

Columbia Property Trust, Inc.   Consolidated Statement of Income

Unaudited (in thousands)

		Three Months Ended			
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Revenues:					
Rental income	$ 116,949	$ 115,121	$ 109,665	$ 107,355	$ 109,857
Tenant reimbursements	24,451	25,432	27,830	26,582	24,194
Hotel income	6,562	4,954	5,522	6,688	6,463
Other property income	1,258	288	256	4,082	458
Total revenues	$ 149,220	$ 145,795	$ 143,273	$ 144,707	$ 140,972
Operating expenses:					
Property operating costs	43,130	43,712	46,098	44,370	40,024
Hotel operating costs	4,820	4,261	4,356	4,913	4,995
Asset and property management fees:					
Related-party	-	5,541	8,520	8,383	8,671
Other	680	700	655	710	650
Depreciation	30,608	30,252	28,376	28,156	27,983
Impairment loss on real estate assets	-	16,867	-	-	-
Amortization	22,327	21,910	21,612	23,423	26,751
General and administrative	9,113	36,907	7,169	6,788	6,613
Acquisition fees and expenses	-	-	1,876	-	-
Total operating expenses	$ 110,678	$ 160,150	$ 118,662	$ 116,743	$ 115,687
Real estate operating income	$ 38,542	$ (14,355)	$ 24,611	$ 27,964	$ 25,285
Other income (expense):					
Interest expense	(27,175)	(27,260)	(25,228)	(23,039)	(22,948)
Interest and other income	9,274	9,111	8,989	8,085	8,140
Gain (loss) on interest rate swaps	164	57	(1,107)	(29)	(14)
Total other income (expense)	$ (17,737)	$ (18,092)	$ (17,346)	$ (14,983)	$ (14,822)
Income (loss) before income tax (expense) benefit	20,805	(32,447)	7,265	12,981	10,463
Income tax	(325)	97	(33)	(252)	(398)
Income (loss) from continuing operations	$ 20,480	$ (32,350)	$ 7,232	$ 12,729	$ 10,065
Discontinued operations:					
Operating income (loss)	121	(272)	1,451	(18,588)	787
Gain from sale of discontinued operations	-	10,014	3,170	-	62
Income (loss) from discontinued operations	$ 121	$ 9,742	$ 4,621	$ (18,588)	$ 849
Net income (loss)	20,601	(22,608)	11,853	(5,859)	10,914
Net income (loss) attributable to common stockholders of Columbia Property Trust, Inc.	$ 20,601	$ (22,608)	$ 11,853	$ (5,859)	$ 10,914
Weighted average common shares outstanding - basic and diluted	543,262	546,082	548,037	546,962	546,134
Net income (loss) per share available to common stockholders- basic and diluted	$ 0.04	$ (0.04)	$ 0.02	$ (0.01)	$ 0.02

Unaudited (in thousands)

	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Net Income (loss) Attributable to Columbia Property Trust, Inc.	$ 20,601	$ (22,608)	$ 11,853	$ (5,859)	$ 10,914
Depreciation of real estate assets (1)	30,608	30,627	29,541	30,410	30,232
Amortization of lease-related costs (1)	22,327	21,947	22,589	24,630	27,959
Gain on sale of discontinued operations	-	(10,014)	(3,170)	-	(62)
Impairment loss on real estate assets (1)	-	16,867	-	18,467	-
FFO	$ 73,536	$ 36,819	$ 60,813	$ 67,648	$ 69,043
Consulting and transition services fees (2)	-	31,167	-	-	-
Real estate acquisition-related costs	-	-	1,876	-	-
Normalized FFO	$ 73,536	$ 67,986	$ 62,689	$ 67,648	$ 69,043
Additional amortization of lease assets (liabilities) (3)	(555)	(618)	(191)	110	(1,421)
Straight-line rental income (1)	(6,528)	(6,593)	(6,238)	(3,949)	(36)
(Gain) loss on interest rate swaps	(1,783)	(1,678)	634	(280)	(296)
Non-cash interest expense (4)	862	858	987	996	988
Total other noncash adjustments	(8,004)	(8,031)	(4,808)	(3,123)	(765)
Non-incremental capital expenditures (5)	(20,930)	(9,361)	(16,998)	(32,411)	(8,223)
AFFO	$ 44,602	$ 50,594	$ 40,883	$ 32,114	$ 60,055
Weighted average common shares outstanding - basic and diluted	543,262	546,082	548,037	546,962	546,134
Normalized FFO per share (basic and diluted)	$ 0.14	$ 0.12	$ 0.11	$ 0.12	$ 0.13
AFFO per share (basic and diluted)	$ 0.08	$ 0.09	$ 0.07	$ 0.06	$ 0.11

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) See Quarterly Report on Form 10-q for the quarter ended March 31, 2013 for a description of these one time fees.

(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(4) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

(5) See page 20 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

		Three Months Ended		
	6/30/2013	6/30/2012	$ Difference	% Change
Accrual Basis				
Rental Income (1)	$ 110,670	$ 108,729	$ 1,940	2%
Tenant Reimbursements	24,167	24,194	(27)	0%
Hotel Income	6,562	6,463	99	2%
Other Property Income	1,258	458	800	174%
Total Revenues	$ 142,657	$ 139,386	$ 3,271	2%
Property Operating Costs	$ (43,748)	$ (42,121)	(1,628)	4%
Hotel Operating Costs	(4,820)	(4,996)	176	-4%
Total Operating Expenses	**(48,569)**	**(47,117)**	**(1,452)**	**3%**
Net Operating Income - Same Store (3) (4)	**$ 94,088**	**$ 92,269**	**$ 1,819**	**2%**
Cash Basis				
Rental Income (2)	$ 103,645	$ 105,351	$ (1,706)	-2%
Tenant Reimbursements	24,167	24,194	$ (27)	0%
Hotel Income	6,562	6,463	$ 99	2%
Other Property Income	1,258	458	$ 800	174%
Total Revenues	$ 135,632	$ 136,467	$ (834)	-1%
Property Operating Costs	$ (43,748)	$ (42,121)	$ (1,628)	4%
Hotel Operating Costs	(4,820)	(4,996)	176	-4%
Operating Expenses	**(48,569)**	**(47,117)**	**(1,452)**	**3%**
Net Operating Income - Same Store (3) (4)	**$ 87,064**	**$ 89,350**	**$ (2,285)**	**-3%**

(1) Includes adjustments for straight line rents and fair value lease adjustments.

(2) Excludes adjustments for straight line rents and fair value lease adjustments.

(3) Acquisitions excluded above include 333 Market Street in San Francisco, CA, acquired 12/2012.

(4) Dispositions excluded above include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Unaudited (in thousands)

	Three Months Ended			
	6/30/2013	**6/30/2012**	**$ Difference**	**% Change**
Net income	$ 20,601	$ 10,914	9,687	89%
Net interest expense (1)	27,175	27,093	82	0%
Interest Income from development authority bonds	(9,107)	(10,007)	900	-9%
Income tax expense (benefit)	325	398	(73)	-18%
Depreciation (1)	30,608	30,232	376	1%
Amortization (1)	22,327	27,959	(5,632)	-20%
(Gain)/Loss on sale of properties (1)	-	(62)	62	-100%
EBITDA	$ 91,929	$ 86,528	$ 5,401	6%
Portfolio general and administrative (1)	8,547	4,565	3,982	87%
Asset management fees (1)	-	8,125	(8,125)	-100%
Gain (loss) on interest rate swaps	(164)	14	(178)	-1305%
Lease termination income	(291)	(201)	(90)	45%
Amortization of deferred maintenance	400	222	178	80%
Straight line rent (1)	(6,528)	(42)	(6,486)	15467%
Net effect of above/(below) market amortization (1)	(956)	(1,643)	687	-42%
Property Net Operating Income - cash basis	$ 92,938	$ 97,567	$ (4,629)	-5%
Net Operating Income from:				
Acquisitions (2)	(5,753)	-	(5,753)	100%
Dispositions (3)	(120)	(8,217)	8,097	-99%
Same Store NOI - cash basis	$ 87,064	$ 89,350	$ (2,286)	-3%
Change Period over Period	*-2.6%*	*N/A*		

(1) Includes amounts attributable to consolidated properties, including discontinued operations.

(2) Acquisitions include 333 Market Street in San Francisco, CA, acquired 12/2012.

(3) Dispositions include 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth and Dvintsev Business Center B.

Columbia Property Trust, Inc. — **Debt Overview**

Unaudited ($ in thousands)

Facility	Rate		Maturity	Balance	
Secured	Fixed Rate / Floating Rate				
Market Square Buildings mortgage note	Fixed	5.07%	July-23	$	325,000
333 Market Street mortgage note	Fixed (1)	LIBOR + 202 bp (1)	June-15		207,936
100 East Pratt Street Building mortgage note	Fixed	5.08%	June-17		105,000
Wildwood Buildings mortgage note	Fixed	5.00%	December-14		90,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17		49,000
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16		39,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18		35,977
Three Glenlake Building mortgage note	Fixed (2)	LIBOR + 90 bp (2)	July-13		26,423
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17		21,000
544 Lakeview Building mortgage note	Fixed	5.54%	December-14		8,909
Weighted Average / Subtotal		**5.12%**	**69.6 Months**	**$**	**908,245**
			% of Total Debt		**54.8%**
Unsecured					
$450 Million Term Loan	Fixed (3)	2.63% (3)	February-16	$	450,000
Revolving Credit Facility ($500 MM)	Floating	LIBOR + 185 bp (4)	May-15		51,000
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18		248,804
Weighted Average / Subtotal		**3.67%**	**45.1 Months**	**$**	**749,804**
			% of Total Debt		**45.2%**
Weighted Average / Total		**4.47%**	**58.5 Months**	**$**	**1,658,049**

Floating and Fixed Rate Debt Analysis		
	% of Total Debt	Weighted Average Rate
Fixed Rate Debt	96.9%	4.5%
Floating Rate Debt	3.1%	2.1%
Total Debt	**100.0%**	**4.47%**

Bond Covenant Compliance (As defined in Indenture Agreement dated as of April 4, 2011)		Metric	Actual (6/30/2013)
Aggregate Debt Test	Max	60%	28%
Debt Service Test	Min	1.50x	3.85x
Secured Debt Test	Max	40%	15%
Maintenance of Total Unencumbered Assets	Min	150%	550%

TL / RC Debt Coverage Ratios (As defined in Credit Agreement)		Metric	
Secured Debt To Total Asset Value Ratio	Max	40%	19%
Fixed Charge Coverage Ratio	Min	1.75x	4.26x
Maximum Leverage Ratio	Max	50%	33%
Unencumbered Interest Coverage Ratio	Min	2.00x	6.48x
Unencumbered Asset Coverage Ratio	Min	2.00x	3.47x
Net Dividends to FFO	Max	90%	51%

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on July 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as loss on interest rate swaps in our consolidated statements of operations.

(2) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the Three Glenlake Building mortgage note at 5.95% per annum and terminates on July 31, 2013. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as loss on interest rate swaps in our consolidated statements of operations.

(3) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.63% per annum and terminates on February 3, 2016. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income.

(4) The JPMorgan Chase Bank, N.A. (the "JPMorgan Chase Bank") unsecured debt bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.25% to 2.05% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus a margin ranging from 0.25% to 1.05%.

Unaudited ($ in thousands)

Maturity Year	Secured Debt - Balance	Unsecured Debt - Balance	W.A. Rate	% of Total
2013	$ 26,423	$ -	5.95%	1.59%
2014	98,909	-	5.05%	5.97%
2015	207,936	51,000	4.22%	15.62%
2016	39,000	450,000	2.89%	29.49%
2017	175,000	-	5.27%	10.55%
2018	35,977	248,804	5.87%	17.18%
2023	325,000	-	5.07%	19.60%
Total	**$ 908,245**	**$ 749,804**	**4.47%**	**100.00%**



Columbia Property Trust, Inc. — Property Diversification

Unaudited (SF & $ in thousands)

Property	Location	Property Type	Ownership %	Encumbered with Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable Square Footage	Leased Square Footage	% Leased
MARKET SQUARE BUILDINGS	Washington, DC	Office	100%	Yes	$ 48,836	9.2%	$ 76.43	685	639	93.3%
KEY CENTER TOWER	Cleveland, OH	Office	100%		35,275	6.6%	29.01	1,291	1,216	94.2%
222 EAST 41ST STREET	New York City, NY	Office	100%		27,039	5.1%	76.38	373	354	94.9%
333 MARKET STREET	San Francisco, CA	Office	100%	Yes	24,344	4.6%	37.05	657	657	100.0%
100 EAST PRATT	Baltimore, MD	Office	100%	Yes	23,517	4.4%	37.45	653	628	96.2%
INTERNATIONAL FINANCIAL TOWER	Jersey City, NJ	Office	100%		23,013	4.3%	37.06	630	621	98.6%
LINDBERGH CENTER	Atlanta, GA	Office	100%		21,153	4.0%	22.15	955	955	100.0%
5 HOUSTON CENTER	Houston, TX	Office	100%		20,651	3.9%	37.96	581	544	93.6%
80 PARK PLAZA	Newark, NJ	Office	100%		19,568	3.7%	20.36	961	961	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	Office	100%		19,825	3.7%	19.06	1,040	1,040	100.0%
CRANBERRY WOODS DRIVE	Cranberry Township, PA	Office	100%		15,122	2.8%	18.35	824	824	100.0%
SOUTH JAMAICA STREET	Englewood, CO	Office	100%		12,445	2.3%	26.04	478	478	100.0%
HOUSTON ENERGY CENTER I	Houston, TX	Office	100%		11,420	2.1%	34.40	332	332	100.0%
80 M STREET	Washington, DC	Office	100%		10,825	2.0%	48.54	281	223	79.4%
550 KING STREET BUILDINGS	Boston, MA	Office	100%		10,378	2.0%	21.18	490	490	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	Office	100%	Yes	9,974	1.9%	28.83	349	346	99.1%
ONE CENTURY PLACE	Nashville, TN	Office	100%		9,964	1.9%	20.63	539	483	89.6%
2000 UNIVERSITY CIRCLE	East Palo Alto, CA	Office	100%		8,623	1.6%	65.33	143	132	92.3%
2500 WINDY RIDGE PARKWAY	Atlanta, GA	Office	100%	Yes	7,893	1.5%	24.98	316	316	100.0%
1580 WEST NURSERY ROAD	Linthicum, MD	Office	100%		7,814	1.5%	24.81	315	315	100.0%
1950 UNIVERSITY CIRCLE	East Palo Alto, CA	Office	100%		7,448	1.4%	76.78	165	97	58.8%
STERLING COMMERCE	Irving, TX	Office	100%		7,234	1.4%	23.41	309	309	100.0%
7031 COLUMBIA GATEWAY DRIVE	Columbia, MD	Office	100%		7,315	1.4%	29.50	248	248	100.0%
180 PARK AVENUE	Florham Park, NJ	Office	100%		6,945	1.3%	18.04	385	385	100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	Office	100%	Yes	6,771	1.3%	25.55	265	265	100.0%
800 NORTH FREDERICK	Gaithersburg, MD	Office	100%		6,871	1.3%	17.48	393	393	100.0%
PASADENA CORPORATE PARK	Pasadena, CA	Office	100%		6,809	1.3%	27.46	264	248	93.9%
THREE GLENLAKE BUILDING	Sandy Springs, GA	Office	100%	Yes	7,141	1.3%	20.12	355	355	100.0%
STERLING COMMERCE CENTER	Columbus, OH	Office	100%		7,062	1.3%	21.86	323	323	100.0%
HIGHLAND LANDMARK III	Downers Grove, IL	Office	100%		6,411	1.2%	29.54	275	217	78.9%
1900 UNIVERSITY CIRCLE	East Palo Alto, CA	Office	100%		6,375	1.2%	78.70	143	81	56.6%
263 SHUMAN BOULEVARD	Naperville, IL	Office	100%	Yes	6,321	1.2%	17.86	354	354	100.0%
THE CORRIDORS III	Downers Grove, IL	Office	100%		6,037	1.1%	27.19	222	222	100.0%
ONE ROBBINS ROAD	Westford, MA	Office	100%		5,457	1.0%	18.31	298	298	100.0%
MACARTHUR RIDGE	Irving, TX	Office	100%		5,421	1.0%	21.43	253	253	100.0%
3333 FINLEY ROAD	Downers Grove, IL	Office	100%		4,794	0.9%	23.16	207	207	100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	Office	100%	Yes	4,616	0.9%	23.08	250	200	80.0%
9 TECHNOLOGY DRIVE	Westborough, MA	Office	100%		4,299	0.8%	17.13	251	251	100.0%
215 DIEHL ROAD	Naperville, IL	Office	100%	Yes	4,038	0.8%	24.93	162	162	100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	Office	100%		4,196	0.8%	18.24	230	230	100.0%
FOUR ROBBINS ROAD	Westford, MA	Office	100%		3,926	0.7%	24.54	160	160	100.0%
4241 IRWIN SIMPSON	Mason, OH	Office	100%		2,992	0.6%	13.36	224	224	100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	Office	100%		3,363	0.6%	23.52	179	143	79.9%
TWO SANTAN CORPORATE CENTER	Chandler, AZ	Office	100%	Yes	2,947	0.6%	25.19	133	117	88.0%
1200 MORRIS DRIVE	Wayne, PA	Office	100%		3,135	0.6%	27.50	114	114	100.0%
CHASE CENTER BUILDING	Columbus, OH	Office	100%		3,184	0.6%	8.19	389	389	100.0%
180 PARK AVENUE 105	Florham Park, NJ	Office	100%		2,621	0.5%	36.40	222	72	32.4%
ONE SANTAN CORPORATE CENTER	Chandler, AZ	Office	100%	Yes	2,914	0.5%	21.75	134	134	100.0%
4300 CENTREWAY PLACE	Arlington, TX	Office	100%		2,397	0.5%	18.30	139	131	94.2%
13655 RIVERPORT DRIVE	St. Louis, MO	Office	100%		2,713	0.5%	14.35	189	189	100.0%
1501 OPUS PLACE	Downers Grove, IL	Office	100%		1,987	0.4%	17.28	115	115	100.0%
8990 DUKE ROAD	Mason, OH	Office	100%		1,919	0.4%	24.60	78	78	100.0%
15815 25TH AVENUE WEST	Lynnwood, WA	Office	100%		2,028	0.4%	23.31	87	87	100.0%
SUNTRUST BUILDING	Orlando, FL	Office	100%		1,910	0.4%	14.92	128	128	100.0%
333 & 777 REPUBLIC DRIVE	Allen Park, MI	Office	100%		1,760	0.3%	10.41	169	169	100.0%
120 EAGLE ROCK	East Hanover, NJ	Office	100%		1,279	0.2%	20.30	178	63	35.4%
515 POST OAK	Houston, TX	Office	100%		520	0.1%	23.64	273	22	8.1%
544 LAKEVIEW	Vernon Hills, IL	Office	50% (1)	Yes	616	0.1%	12.57	145	49	33.8%
KEY CENTER MARRIOTT	Cleveland, OH	Hotel	100%		-	0.0%	-	-	-	0.0%
BANNOCKBURN LAKE III	Bannockburn, IL	Office	100%		-	0.0%	-	106	-	0.0%
16201 25TH AVENUE WEST	Lynnwood, WA	Office	100%		-	0.0%	-	69	-	0.0%
Total					**$ 531,451**	**100.0%**	**$ 27.92**	**20,476**	**19,036**	**93.0%**

(1) Columbia acquired a 50% controlling interest in a consolidated joint venture that owns 100% of 544 Lakeview.

Unaudited (SF & $ in thousands)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
Atlanta	GA	7	$ 77,372	14.6%	3,531	3,478	98.5%
D.C.	DC	2	59,661	11.2%	966	861	89.1%
N. New Jersey	NJ	5	53,427	10.1%	2,375	2,102	88.5%
San Francisco	CA	4	46,791	8.8%	1,108	967	87.3%
Baltimore	MD	3	38,646	7.3%	1,216	1,191	97.9%
Cleveland	OH	2	35,277	6.6%	1,291	1,218	94.3%
Houston	TX	3	32,591	6.1%	1,186	897	75.6%
Chicago	IL	8	30,203	5.7%	1,586	1,325	83.5%
New York	NY	1	27,039	5.1%	373	354	94.9%
Boston	MA	4	24,060	4.5%	1,199	1,199	100.0%
Pittsburgh	PA	1	15,122	2.8%	824	824	100.0%
Dallas	TX	3	15,051	2.8%	702	694	98.9%
Denver	CO	1	12,445	2.3%	478	478	100.0%
Columbus	OH	2	10,245	1.9%	711	711	100.0%
Nashville	TN	1	9,964	1.9%	539	483	89.6%
Sub. Maryland	MD	1	6,871	1.3%	393	393	100.0%
Los Angeles	CA	1	6,809	1.3%	264	248	93.9%
Phoenix	AZ	2	5,861	1.1%	267	251	94.0%
Cincinnati	OH	2	4,911	0.9%	302	302	100.0%
Milwaukee	WI	1	4,196	0.8%	230	230	100.0%
Indianapolis	IN	1	3,363	0.6%	179	143	79.9%
Philadelphia	PA	1	3,135	0.6%	114	114	100.0%
St. Louis	MO	1	2,713	0.5%	189	189	100.0%
Seattle	WA	2	2,028	0.4%	156	87	55.8%
Orlando	FL	1	1,910	0.4%	128	128	100.0%
Detroit	MI	1	1,760	0.4%	169	169	100.0%
Total		**61**	**$ 531,451**	**100.0%**	**20,476**	**19,036**	**93.0%**

Geographic Distribution by ALR



■ Top - 10 Markets　　■ All Other Markets

Top-10 Markets by ALR



■ Atlanta　■ D.C.　■ N. New Jersey
■ San Francisco　■ Baltimore　■ Cleveland
■ Houston　■ Chicago　■ New York
■ Boston

Unaudited (SF & $ in thousands)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	7	(3)	$ 47,925	9.0%	2,381
Wells Fargo Bank N.A.	AA-	4	(4)	30,729	5.8%	915
Jones Day	Not Rated	1	2016	26,560	5.0%	353
IBM	AA-	3	(5)	26,162	4.9%	1,259
Keybank National Association	A-	1	2030	19,786	3.7%	676
PSEG Services Corporation	BBB+	1	2030	19,568	3.7%	961
Pershing LLC	A+	1	2021	17,175	3.2%	471
T Rowe Price Associates Inc.	Not Rated	1	2017	16,826	3.2%	427
Westinghouse Electric Company	BBB	1	2025	15,122	2.8%	824
CH2M Hill, Inc.	Not Rated	1	2017	12,445	2.3%	478
Foster Wheeler	BBB-	1	2018	11,420	2.1%	332
Alcatel-Lucent	B-	2	2017	9,383	1.8%	458
Fulbright & Jaworski	Not Rated	1	2015	8,583	1.6%	128
Newell Rubbermaid, Inc.	BBB-	2	2023	8,492	1.6%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	7,814	1.5%	315
DLA Piper US, LLP	BBB+	1	2018	7,555	1.4%	119
Coca Cola Enterprises	AA-	1	2018	7,438	1.4%	298
Micros Systems, Inc.	Not Rated	1	2016	7,315	1.4%	248
Shearman & Sterling	Not Rated	1	2016	6,976	1.3%	94
Acxiom/May and Speh Inc	BB	1	2021	6,781	1.3%	322
Other			Various	217,396	41.0%	7,566
Total				**$ 531,451**	**100%**	**19,036**

Industry Diversification



- ■ Services - Legal Services
- ■ FIRE - Depository Institutions
- ■ Trans & Util - Communication
- ■ Manf. - Industrial Machinery And Equipment
- ■ Trans & Util - Electric, Gas, And Sanitary Services
- ■ Services - Business Services
- ■ Services - Engineering & Management Services
- ■ FIRE - Security And Commodity Brokers
- ■ Manf. - Electronic & Other Electric Equipment
- ■ FIRE - Insurance Carriers
- ■ All Other



(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2013-2023. As a percentage of AT&T's expiring ALR, there is 14.5% expiring in 2013, 6.1% in 2018, 48.1% in 2020, and 31.3% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2014-2026. As a percentage of Wells Fargo's expiring ALR, there is 0.9% expiring in 2014, 18.8% in 2016, 16.2% in 2017, 13.7% in 2019, and 50.4% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2016-2020. As a percentage of IBM's expiring ALR, there is 35.9% expiring in 2016, 1.1% expiring in 2019, and 63.0% in 2020.

Unaudited (SF & $ in thousands)

	Annualized Lease Revenue (ALR)	% of ALR Expiring	Rentable Square Footage	% of Rentable Square Footage
Vacant	$ -	0.0%	1,440	7.0%
2013	16,601	3.1%	580	2.8%
2014	17,876	3.4%	563	2.8%
2015	39,873	7.5%	1,195	5.8%
2016	69,736	13.1%	1,709	8.3%
2017	84,627	15.8%	3,125	15.2%
2018	48,168	9.1%	1,530	7.5%
2019	22,215	4.2%	1,068	5.2%
2020	56,849	10.7%	2,511	12.3%
2021	31,234	5.9%	919	4.5%
2022	27,397	5.2%	814	4.0%
2023	23,723	4.5%	1,102	5.4%
2024	6,898	1.3%	318	1.6%
2025	26,618	5.0%	1,548	7.6%
2026	27,531	5.2%	752	3.7%
2030	32,100	6.0%	1,302	6.4%
2031	4	0.0%	-	0.0%
Total	**$ 531,451**	**100%**	**20,476**	**100%**



Unaudited

| | Three Months Ended | | | | | | | |
| | 09/30/13 | | 12/31/13 | | 03/31/14 | | 06/30/14 | |
	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
Atlanta	-	$ -	-	$ -	-	$ 3,600	-	$ -
D.C.	5,368	368,348	273	-	5,568	496,145	14,201	1,032,686
N. New Jersey	20	240	458,538	9,598,235	-	-	1,370	61,745
San Francisco	1,499	114,304	-	102,478	2,907	-	-	-
Baltimore	-	-	-	-	-	-	-	-
Cleveland	-	30,865	-	168,348	11,094	333,534	-	62,957
Houston	23,533	921,809	-	-	-	-	2,347	63,225
Chicago	1,336	40,211	1,480	29,773	11,564	353,069	15,103	461,878
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Dallas	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Columbus	-	-	-	-	-	-	-	-
Nashville	-	-	2,845	-	-	-	31,856	766,763
Sub. Maryland	-	-	-	-	-	-	-	-
Los Angeles	-	-	3,300	195,948	-	-	-	-
Phoenix	-	-	1,759	17,236	-	-	2,814	70,743
Cincinnati	-	-	-	-	-	-	-	-
Milwaukee	-	-	-	-	-	-	-	-
Indianapolis	-	-	-	-	-	-	75,948	2,034,683
Philadelphia	-	-	-	-	-	-	-	-
St. Louis	-	-	-	-	-	-	-	-
Seattle	-	-	-	-	-	-	-	-
Orlando	-	-	-	-	-	-	-	-
Detroit	-	-	-	-	-	-	-	-
Total (2)	31,756	$ 1,475,777	468,195	$ 10,112,018	31,133	$ 1,186,348	143,639	$ 4,554,680
% of Total Portfolio	0.2%	0.3%	2.3%	1.9%	0.2%	0.2%	0.7%	0.9%

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.

(2) Total expiring lease revenue in any given year will not tie to the expiring Annualized Lease Revenue presented on the Lease Expiration Schedule on the previous page as the Lease Expiration Schedule accounts for the revenue effects of newly signed leases. Reflected herein are expiring revenues based on in place rental rates.

Unaudited ($ in thousands)

Capital Expenditures	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Building Capital	$ 5,247	$ 7,545	$ 8,023	$ 6,157	$ 2,193
Tenant Improvements	7,171	6,707	5,663	13,106	5,247
Leasing Costs	12,353	1,984	8,439	22,883	5,166
Total Capital	$ 24,771	$ 16,236	$ 22,125	$ 42,146	$ 12,606

Renewal Leases	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	9	3	3	8	16
Square Feet	606,282	15,192	213,883	1,286,208	131,534
Weighted Average Lease Term (months)	147	19	100	128	81
Gross Rent Releasing Spread	1.7%	2.8%	-12.5%	19.2%	15.0%
Net Rent Releasing Spread	7.4%	3.2%	-10.3%	40.3%	32.7%
Tenant Improvements per Square Foot	23.51	0.00	17.40	20.26	12.64
Leasing Commissions per Square Foot	8.02	2.78	12.52	7.66	13.37
Total per Square Foot	$ 31.53	$ 2.78	$ 29.92	$ 27.92	$ 26.01
Tenant Improvements per Square Foot per Year of Lease Term	1.49	0.00	3.39	1.40	1.63
Leasing Commissions per Square Foot per Year of Lease Term	1.16	1.88	1.37	1.67	1.88
Total per Square Foot per Year of Lease Term	$ 2.65	$ 1.88	$ 4.76	$ 3.07	$ 3.51

New Leases	Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Number of Leases	4	6	12	9	14
Square Feet	24,202	97,439	105,646	34,779	235,170
Weighted Average Lease Term (months)	111	124	99	87	103
Gross Rent Releasing Spread	-27.1%	-8.8%	2.4%	2.0%	-7.7%
Net Rent Releasing Spread	-19.9%	-4.1%	6.0%	15.6%	4.4%
Tenant Improvements per Square Foot	41.99	42.50	24.47	25.04	30.13
Leasing Commissions per Square Foot	17.15	17.08	13.07	14.97	12.87
Total per Square Foot	$ 59.14	$ 59.58	$ 37.54	$ 40.01	$ 43.00
Tenant Improvements per Square Foot per Year of Lease Term	5.12	4.87	2.77	2.34	1.78
Leasing Commissions per Square Foot per Year of Lease Term	2.12	2.14	1.35	1.56	1.91
Total per Square Foot per Year of Lease Term	$ 7.24	$ 7.01	$ 4.12	$ 3.90	$ 3.69

Unaudited ($ in thousands)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Year Built	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
333 Market Street	San Francisco, CA	12/21/2012	100.0%	1979	$ 395,250	657,114	601	100.0%
TOTAL					$ 395,250	657,114		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Year Built	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
Emerald Point	Dublin, CA	1/9/2012	100.0%	1999	$ 37,250	195,729	190	31.1%
5995 Opus Parkway	Minnetonka, MN	1/12/2012	100.0%	1988	22,750	165,007	138	99.9%
One West Fourth Street	Winston-Salem, NC	12/12/2012	100.0%	2002		431,466		84.2%
180 E. 100 South	Salt Lake City, UT	12/12/2012	100.0%	1955		210,781		0.0%
Baldwin Point	Orlando, FL	12/12/2012	100.0%	2005		164,766		87.7%
Tampa Commons	Tampa, FL	12/12/2012	100.0%	1984		254,808		65.7%
Lakepointe 3	Charlotte, NC	12/12/2012	100.0%	2006		112,580		100.0%
Lakepointe 5	Charlotte, NC	12/12/2012	100.0%	2001		111,847		100.0%
11950 Corporate Boulevard	Orlando, FL	12/12/2012	100.0%	2001		226,548		100.0%
Edgewater Corporate Center	Lancaster, SC	12/12/2012	100.0%	2006		182,000		77.2%
2000 Park Lane	North Fayette, PA	12/12/2012	100.0%	1993		234,859		61.7%
Subtotal (9 Property Portfolio)					260,501	1,929,655	135	
Dvintsev	Moscow, Russia	3/21/2013	100.0%	2009	67,500	144,863	466	93.1%
TOTAL					$ 388,001	2,435,254		

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) gain (loss) on interest rate swaps, (iv) and non-incremental capital expenditures, and adding back (vi) non-cash interest expense. We believe AFFO is an indicator of our ability to fund cash needs and to make cash distributions to shareholders. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

EBITDA : EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, consulting and transition services fees, real estate acquisition-related costs or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairments of real estate assets, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized FFO: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees and (ii) real estate acquisition-related costs . Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Net Operating Income ("NOI"): NOI is defined as real estate operating income with the add-back of portfolio general and administrative expense, depreciation and amortization, and casualty and impairment losses and the deduction of income and expense associated with lease terminations. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures of a non-recurring nature that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, building capital and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures of a recurring nature related to tenant improvements and leasing commissions that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.

Same Store Properties: Same Store Properties is defined as properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store Properties is an important measure of comparison of our stabilized portfolio performance.